Commonwealth of Virginia



STATE CORPORATION COMMISSION

Richmond, March 11, 2021

This is to certify that the certificate of organization of

Fair Winds Fund 1 LLC

was this day issued and admitted to record in this office and that the said limited liability company is authorized to transact its business subject to all Virginia laws applicable to the company and its business.

Effective date: March 11, 2021



STATE CORPORATION COMMISSION
Attest:

_____
Clerk of the Commission